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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF NOVEMBER 1998

                   NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                          19-2, NISHI-SHINJUKU 3-CHOME
                        SHINJUKU-KU, TOKYO 163-19, JAPAN
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


      Form 20-F X                                               Form 40-F
               ---                                                       ---

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)


      Yes                                                       No F
         ---                                                        ---

  If "Yes" is market, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

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               DISCONTINUANCE OF REGULATORY ACCOUNTING PRINCIPLES

  In order to promote further competition in the telecommunications market in Japan, and as part of the Japanese Government's overall policy toward deregulation, the Telecommunications Business Law (the "Telecom Business Law") was revised in May 1998 and became effective as of November 1, 1998. Under the revised law, Type I Carriers generally need not obtain approval from the Minister of Posts and Telecommunications (the "MPT") but only notify MPT of their rates. For certain services to be provided by such carriers with "designated telecommunications facilities" (defined as a facility providing a percentage of telecommunications service in a region in excess of a percentage designated by MPT) and specified in the ordinance of the Ministry of Posts and Telecommunications which became effective as of November 1, a price-cap system is to be introduced. The ordinance stipulates that the price-cap system is applicable to basic telephone services, ISDN services, and leased circuit services provided within prefectures by a Type I Carrier with such "designated telecommunications facilities."

  As a result, Nippon Telegraph and Telephone Corporation (the "Company") is discontinuing accounting for all of its operations in accordance with the provisions of Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" ("SFAS 71"), in its financial statements being prepared in conformity with U.S. generally accepted accounting principles ("U.S. GAAP") as of and for the six-month period ended September 30, 1998. Pursuant to the requirements of Statement of Financial Accounting Standards No. 101, "Regulated Enterprises--Accounting for the Discontinuation of Application of FASB Statement No. 71" ("SFAS 101"), the Company is recording an extraordinary non-cash charge in its U.S. GAAP financial statements of approximately (Yen) 462 billion net of tax for the six-month period ended September 30, 1998.

  Under SFAS 71, the Company had accounted for the effects of rate-making process by establishing certain regulatory assets, including the deferral of certain costs based on approvals received from regulators. After assessing the recent revision of the Telecom Business Law and proposed price-cap accounting for regulated operations. The Company's determination that it is no longer eligible for the continued application of SFAS 71 is based on the belief that the convergence of competition, technological change, actual and potential regulatory and legislative actions and other factors are creating open and competitive markets.

  In accordance with SFAS 101, the Company is eliminating approximately (Yen) 889 billion of regulatory assets from its U.S. GAAP balance sheet.
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                                   SIGNATURE

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          NIPPON TELEGRAPH AND TELEPHONE
                                           CORPORATION

                                             /s/ Mototane Miyazaki
                                          By __________________________________
                                             NAME: MOTOTANE MIYAZAKI
                                             TITLE:EXECUTIVE MANAGER
                                                  GENERAL AFFAIRS DEPARTMENT

Date: November 11, 1998

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